# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CI&T Inc, CIK 0001868995
CUSIP: G21307106
Title of class of securities: Class A common shares, par value US$0.00005 per share
Address of issuer's principal executive offices: Estrada Giuseppina Vianelli di Napolli, 1455 - C, Globaltech, Campinas - State of Sao Paulo, Brazil (D5), 13086-530
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001831219

## Reporting persons
- BC Gestao de Recursos Ltda.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brasil Capital Adviser LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ary Cera Zanetta Neto: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andre Carvalhaes Ribeiro: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CI&T Inc
Address of issuer's principal executive offices: Estrada Giuseppina Vianelli di Napolli, 1455 - C, Globaltech 13086-530 - Brazil Campinas - State of Sao Paulo

## Item 2. Person Filing
Name of person filing:
BC Gestao de Recursos Ltda
Brasil Capital Adviser LLC
Ary Cera Zanetta Neto
Andre Carvalhaes Ribeiro
Address of principal business office or, if none, residence:
BC Gestao de Recursos Ltda
Rua Joaquim Floriano, 960, Conjunto 51
Itaim Bibi, Sao Paulo, Sao Paulo, Brazil, CEP 04534-004

Brasil Capital Adviser LLC
19505 Biscayne Blvd, Suite 2350, Room 084
Aventura, Florida, 33180

Ary Cera Zanetta Neto
c/o BC Gestao de Recursos Ltda
Rua Joaquim Floriano, 960, Conjunto 51
Itaim Bibi, Sao Paulo, Sao Paulo, Brazil, CEP 04534-004

Andre Carvalhaes Ribeiro
c/o BC Gestao de Recursos Ltda
Rua Joaquim Floriano, 960, Conjunto 51
Itaim Bibi, Sao Paulo, Sao Paulo, Brazil, CEP 04534-004
Citizenship:
BC Gestao de Recursos Ltda - Other - Brazil
Brasil Capital Adviser LLC - Delaware
Ary Cera Zanetta Neto - Other - Brazil
Andre Carvalhaes Ribeiro - Other - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BC Gestao de Recursos Ltda - 0
Brasil Capital Adviser LLC - 0
Ary Cera Zanetta Neto - 0
Andre Carvalhaes Ribeiro - 0
Percent of class:
BC Gestao de Recursos Ltda - 0%
Brasil Capital Adviser LLC - 0%
Ary Cera Zanetta Neto - 0%
Andre Carvalhaes Ribeiro - 0%
Sole power to vote or to direct the vote:
BC Gestao de Recursos Ltda - 0
Brasil Capital Adviser LLC - 0
Ary Cera Zanetta Neto - 0
Andre Carvalhaes Ribeiro - 0
Shared power to vote or to direct the vote:
BC Gestao de Recursos Ltda - 0
Brasil Capital Adviser LLC - 0
Ary Cera Zanetta Neto - 0
Andre Carvalhaes Ribeiro - 0
Sole power to dispose or to direct the disposition:
BC Gestao de Recursos Ltda - 0
Brasil Capital Adviser LLC - 0
Ary Cera Zanetta Neto - 0
Andre Carvalhaes Ribeiro - 0
Shared power to dispose or to direct the disposition:
BC Gestao de Recursos Ltda - 0
Brasil Capital Adviser LLC - 0
Ary Cera Zanetta Neto - 0
Andre Carvalhaes Ribeiro - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are owned by advisory clients of Brasil Capital Adviser LLC and BC Gestao de Recursos Ltda.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- BC Gestao de Recursos Ltda.: By: /s/ Felipe Graner, Felipe Graner/Manager (05/13/2025)
- Brasil Capital Adviser LLC: By: /s/ Christian Klotz, Christian Klotz/Sole Manager (05/13/2025)
- Ary Cera Zanetta Neto: By: /s/ Ary Cera Zanetta Neto, Ary Cera Zanetta Neto (05/13/2025)
- Andre Carvalhaes Ribeiro: By: /s/ Andre Carvalhaes Ribeiro, Andre Carvalhaes Ribeiro (05/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.